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Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

July 28, 2021

Securities and Exchange Commission

Department of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Chris Edwards

Via:	EDGAR Submission

Re:	Fortress Biotech, Inc.
Registration Statement on Form S-3/A
Filed July 23, 2021
File No. 333-255185

Ladies and Gentlemen:

On behalf of our client, Fortress Biotech, Inc. (the “Company”), we hereby request that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:15 p.m. (ET) on July 30, 2021 or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

We, on behalf of the Company, acknowledge that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments at 212-210-9595. Thank you for your assistance with this filing.

Alston & Bird LLP	www.alston.com
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Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath
Partner